UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G**

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                   STAC, INC.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                        (Title and Class of Securities)


                                   852323104
                                 (CUSIP Number)



Check the following box if a fee is being paid with the statement /  /

     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The total number of shares reported herein is 2,220,953 which constitutes approximately 7.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 30,710,560 shares outstanding.

1    NAME OF REPORTING PERSON
     SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDANTA PARTNERS LTD.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)
                                             (b) XX


3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS, UNITED STATES OF AMERICA

NUMBER OF      5    SOLE VOTING POWER
SHARES                        1,811,603 (1)

BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY                      -0-

EACH           7    SOLE DISPOSITIVE POWER
REPORTING                     1,811,603 (1)

PERSON         8    SHARED DISPOSITIVE POWER
WITH                          -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,811,603

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                               5.9% (2)

12   TYPE OF REPORTING PERSON*
                              PN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) As exercised by its general partners Dunn Family Trust, David J. Dunn, Trustee, Purkayastha Family Trust, Dev Purkayastha, Trustee, and Perscilla Faily Trust, Perscilla Faily, Trustee.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 30,710,560 shares of the Stock outstanding.

1    NAME OF REPORTING PERSON
     SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)
                                             (b) XX


3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

NUMBER OF      5    SOLE VOTING POWER
SHARES                        351,500

BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY                      1,811,603 (1)

EACH           7    SOLE DISPOSITIVE POWER
REPORTING                     351,500

PERSON         8    SHARED DISPOSITIVE POWER
WITH                          1,811,603 (1)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              2,163,103 (2)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                              7.0% (3)

12   TYPE OF REPORTING PERSON*
                              OO   (GRANTOR TRUST FOR INDIVIDUAL)

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Solely in his capacity as one of three general partners of Idanta Partners Ltd.

(2) By virtue of (1) and his individual ownership of 351,500 shares of the Stock.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 30,710,560 shares of the Stock outstanding.

1    NAME OF REPORTING PERSON
     SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PURKAYASTHA FAMILY TRUST-A, DEV PURKAYASTHA, TRUSTEE

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)
                                             (b) XX


3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

NUMBER OF      5    SOLE VOTING POWER
SHARES                            57,850

BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY                      1,811,603 (1)

EACH           7    SOLE DISPOSITIVE POWER
REPORTING                        57,850

PERSON         8    SHARED DISPOSITIVE POWER
WITH                          1,811,603 (1)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,869,453 (2)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                              6.1% (3)

12   TYPE OF REPORTING PERSON*
                              OO   (GRANTOR TRUST FOR INDIVIDUAL)

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Solely in his capacity as one of three general partners of Idanta Partners Ltd.

(2) By virtue of (1) and his individual ownership of 57,850 shares of the Stock.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are
     30,710,560 shares of the Stock outstanding.

1    NAME OF REPORTING PERSON
     SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PERSCILLA FAILY TRUST, PERSCILLA FAILY, TRUSTEE

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)
                                             (b) XX


3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

NUMBER OF      5    SOLE VOTING POWER
SHARES                            -0-

BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY                      1,811,603 (1)

EACH           7    SOLE DISPOSITIVE POWER
REPORTING                        -0-

PERSON         8    SHARED DISPOSITIVE POWER
WITH                          1,811,603 (1)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,811,603(2)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                              5.9% (3)

12   TYPE OF REPORTING PERSON*
                              OO (GRANTOR TRUST FOR INDIVIDUAL)

                      *SEE INSTRUCTION BEFORE FILLING OUT!


(1) Solely in her capacity as one of three general partners of Idanta Partners Ltd.

(2)  By virtue of (1).

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 30,710,560 shares of the Stock outstanding.

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the
 Act ), the undersigned hereby amend their schedule 13G Statement dated February 12, 1993, relating to the Common Stock, no par value per share (the
 Stock ), of Stac, Inc. (the  Issuer ), as heretofore amended by:

     Amendment No. 1 thereto dated February 12, 1994 and
     Amendment No. 2 thereto dated February 13, 1995.

Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Pursuant to Regulation 240.13d-2(c), since this amendment constitutes the first electronic amendment, the entire Schedule 13G is restated.

Item 1(a).     Name of Issuer.

          The name of the issuer is Stac, Inc. (the  Issuer ).

Item 1(b).     Address of Issuer s Principal Executive Offices.

          The address of the issuer s principal executive offices is:

               12636 High Bluff Drive
               San Diego, CA 92130-2093

Item 2(a).     Name of Person Filing.

          Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the Act ), the undersigned hereby file this
          Schedule 13G Statement on behalf of Idanta Partners Ltd., a Texas limited partnership ( IPL ), David J. Dunn, trustee of the Dunn Family Trust (a grantor trust) ( DJD ), Dev Purkayastha, trustee of the Purkayastha Family Trust-A (a grantor trust) ( DP ) and Perscilla Faily, trustee of the Perscilla Faily Trust (a grantor trust) ( PF ). IPL, DJD, DP and PF are sometimes hereinafter
          referred to as the  Reporting Persons.   The Reporting Persons are
          making this single, joint filing because they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 2(b).     Address of Principal Business Office, or if none, Residence.

          The principal business office address of all Reporting Persons (IPL, DJD, DP and PF) is:

          4660 La Jolla Village Drive, Suite 850
          San Diego, California 91222

Item 2(c).     Citizenship.

          IPL is a Texas limited partnership.

          DJD is a citizen of the United States of America.

          DP is a citizen of the United States of America.

          PF is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities.

          This Schedule 13G Statement relates to the Common Stock, no par value, of the Issuer (the Stock ).

Item 2(e)      CUSIP Number.

          The CUSIP Number of the Stock is 852323104.

Item 3.        Filing Pursuant to Rules 13d-1(b) of 13d-2(b).

          This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.        Ownership.

          IPL: (a) The aggregate number of shares of the Stock that IPL owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,811,603,
               (b) which constitutes approximately 5.9% of the assumed 30,710,560 outstanding shares of the Stock.
               (c) Acting through its general partners, IPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,811,603 shares of the Stock.

          DJD: (a) Because of his position as general partner of IPL (which owns 1,811,603 shares of the Stock) and because of his individual ownership of 351,500 shares of the Stock, DJD may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 2,163,103 shares in the aggregate,
               (b) which constitutes approximately 7.0% of the assumed 30,710,560 outstanding shares of the Stock.
               (c) In his capacity as a general partner of IPL, DJD has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,811,603 shares of the Stock. DJD shares this power with DP and PF. DJD also has the sole power to vote or direct the vote and to dispose or to direct the disposition of 351,500 shares of the Stock.

          DP: (a) Because of his position as general partner of IPL (which owns 1,811,603 shares of the Stock) and because of his individual ownership of 57,850 shares of the Stock, DP may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 1,869,453 shares in the aggregate,
               (b) which constitutes approximately 6.1% of the assumed 30,710,560 outstanding shares of the Stock.

               (c)
                In his capacity as a general partner of IPL, DP has the
               shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,811,603 shares of the Stock. DP shares this power with DJD and PF. DP also has the sole power to vote or direct the vote and to dispose or to direct the disposition of 57,850 shares of the Stock.

          PF: (a) Because of her position as general partner of IPL, PF may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 1,811,603 shares in the aggregate, which
               (b) constitutes approximately 5.9% of the assumed 30,710,560 outstanding shares of the Stock.
               (c) In her capacity as a general partner of IPL, PF has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,811,603 shares of the Stock.
               PF shares this power with DJD and DP. PF owns no shares individually.

Item 5.        Ownership of Five Percent or Less of a Class.

          This filing on Schedule 13G is not for the purpose of reporting the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of the Stock.

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

          No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     This Schedule 13G Statement is not being filed by a parent holding company.


 Item 8.       Identification and Classification of Members of the Group.

     This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(f)(1)(iii). The agreement required by Rule 13d-1(f)(1)(iii) is attached hereto as
     Exhibit 99.1.

Item 9.        Notice of Dissolution of Group.

     It is inapplicable for the purposes herein to provide notice of dissolution of a group.

Item 10.       Certification.

     This filing on Schedule 13G is not being made pursuant to Rule 13d-1(b).

                                  Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 3, 1997

     IDANTA PARTNERS LTD.
     a Texas limited partnership

     by:  /s/ David J. Dunn                  by:  /s/ Dev Purkayastha
          David J. Dunn, Trustee                  Dev Purkayastha, Trustee
          Dunn Family Trust                       Purkayastha Family Trust
          General Partner                         General Partner



     by:  /s/ Perscilla Faily
          Perscilla Faily, Trustee
          Perscilla Faily Trust
          General Partner

     DUNN FAMILY TRUST


     by:  /s/ David J. Dunn
          David J. Dunn, Trustee


     PURKAYASTHA FAMILY TRUST


     by:  /s/ Dev Purkayastha
          Dev Purkayastha, Trustee


     PERSCILLA FAILY TRUST


     by:  /s/ Perscilla Faily
          Perscilla Faily, Trustee